Exhibit (a)(2)

Recommendation to Reject the Unsolicited Offer Made to Your Clients to Sell Shares to Comrit Investments 1, L.P. (Comrit)

In the near future, your clients may receive correspondence from Comrit related to an unsolicited and opportunistic tender offer to purchase their shares of common stock of Inland Real Estate Income Trust, Inc. (Inland Income Trust) at a price equal to $11.18 per share, which is significantly below Inland Income Trust’s published estimated per-share net asset value of $20.20. Comrit is a not affiliated with Inland Income Trust.

The board of directors of Inland Income Trust unanimously recommends that your clients REJECT the offer, as we note that the offer price of $11.18 per share is approximately 44% less than the most recent $20.20 estimated per-share net asset value of common stock which the board determined as of December 31, 2021, with the assistance of an independent third-party firm that specializes in providing real estate valuations. We believe that this offer is an attempt to profit at your client’s expense.

We have sent a letter to Company stockholders notifying them of this offer and explained that they need to take no action in order to reject it. Should you have any questions on this matter, please refer to the Frequently Asked Questions (FAQs) linked below, or reach out to your Inland Wholesaler.

Frequently Asked Questions

View Stockholder Letter

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Inland Real Estate Income Trust, Inc., 2901 Butterfield Road, Oak Brook, IL 60523

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Important Information Regarding the Comrit Tender Offer

for Inland Income Trust Shares

Q1:	What have my client(s) received from Comrit?

A: Your client(s) have received or may soon receive an unsolicited and opportunistic tender offer from Comrit Investments 1, L.P. (“Comrit”) to purchase up to 1,850,000 shares of common stock of Inland Real Estate Income Trust, Inc. (“Inland Income Trust”) at a price equal to $11.18 per share.

Q2:	What is Inland’s response to the offer?

A: Inland Income Trust’s Board of Directors (the “Board”) has carefully reviewed the terms of Comrit’s tender offer and unanimously recommends that your client(s) reject this unsolicited offer and not tender their shares of common stock. The Board has made its recommendation based on the following:

•	The offer price is significantly less than the current estimated per-share NAV of $20.20 (as of 12/31/21). Specifically, $9.02 less per share.
•	In establishing the current estimated per-share NAV, the Board took into consideration appraisals of Inland Income Trust’s real estate assets performed by an independent valuation firm in accordance with the valuation guidelines previously established by the Board.
•	Comrit acknowledges that in establishing the purchase price of $11.18 per share, it is motivated to establish the lowest price which might be acceptable to stockholders consistent with Comrit’s objectives.
•	Comrit states that it has not retained any independent person to evaluate or render any opinion with respect to the fairness of its offer price and that Comrit is making no representation as to the fairness of its offer price to an Inland Income Trust stockholder.
•	If your client(s) sell, they will no longer have any rights with respect to the shares that they sell, including any appreciation in the value of the common stock or distributions paid, if any.
•	None of Inland Income Trust’s directors, executive officers, subsidiaries or other affiliates intends to tender shares of stock to Comrit.
Q3:	How did Comrit determine the amount of its offer?

A: Comrit states in its tender offer documents that in determining the amount of its offer, they analyzed a number of quantitative and qualitative factors, including: (i) the lack of a secondary market for resales of the shares and the resulting lack of liquidity of an investment in Inland Investments; (ii) the estimated value of Inland Income Trust’s real estate assets; (iii) the costs associated with acquiring the shares; and (iv) their objective to profit from the offer.

In establishing the offer price of $11.18 per Share, Comrit states that it is motivated to establish the lowest price which might be acceptable to shareholders consistent with its objectives.
Q4:	What happens if my client(s) tender their shares?

A: If your client(s) tender their shares to Comrit, they will no longer be shareholders of Inland Income Trust. In addition, your client(s) will give up the right to any distributions paid after the expiration date of the tender offer, regardless of when payment for the shares is made.

Q5:	If my client(s) have already tendered shares, are they able to withdraw their tender?

A: Yes, for a limited period of time. Shareholders who tender their shares in response to the offer will have the right to withdraw their tendered shares at any time prior to 11:59 p.m. Eastern Time on September 21, 2022. Additionally, tenders of shares may be withdrawn during the period in which the offer is open. Additionally, tenders of shares may be withdrawn at any time after September 26, 2022, the date that is sixty (60) days from the date of the offer, including with respect to any tendered shares for which the Comrit has not completed payment by such date.

Q6:	Was my client’s information shared with Comrit?

A: No. Income Trust values the privacy of its shareholders and opted to mail Comrit’s tender offer materials (at Comrit’s expense) instead of sharing client information.

Q7:	What is the current composition of Inland Income Trust’s portfolio?

A: Inland Income Trust’s primarily grocery-anchored necessity based $1.4 billion portfolio comprises 52 retail properties across 24 states, collectively totaling approximately 7.2 million square feet.

Q8:	How can I find out more about the Comrit tender offer?

A: Please visit the SEC’s website at www.sec.gov to review the filings related to Comrit’s tender offer or contact Inland Investor Services at 800-826-8228.